# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PGIM ETF TRUST, CIK 0001727074
CUSIP: 69344a701
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 655 BROAD STREET, 6TH FLOOR, NEWARK, New Jersey (NJ), 07102
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001812792-25-000003
Filed by CIK 0001812792

## Reporting persons
- Intrua Financial, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 35,568; aggregate amount beneficially owned 35,568 (2.2% of the class)

## Item 1. Issuer
Name of issuer: PGIM ETF TRUST
Address of issuer's principal executive offices:
655 BROAD STREET, 6TH FLOOR, NEWARK, NEW JERSEY
07102

## Item 2. Person Filing
Name of person filing: Intrua Financial, LLC
Address of principal business office or, if none, residence:
3737 Buffalo Speedway
Suite 400
Houston, Texas
77098
Citizenship: Intrua Financial, LLC - TEXAS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 35,568
Percent of class: 2.2
Sole power to vote or to direct the vote: Intrua Financial, LLC - 0
Shared power to vote or to direct the vote: Intrua Financial, LLC - 0
Sole power to dispose or to direct the disposition: Intrua Financial, LLC - 0
Shared power to dispose or to direct the disposition: Intrua Financial, LLC - 35,568

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Intrua Financial, LLC: /s/ Lindsey Marie Boettigheimer, Lindsey Marie Boettigheimer CCO (07/27/2026)